Eastman Resources



StockHound Report

M.B.A., P. Geo., Mining Analyst – May 31, 2002

Featured in this Report:-

- Seven Junior Gold Explorers to Consider

Introduction

When initiated, the point of this piece was to report on our best picks of junior exploration companies that had yet to experience dramatic price increases with the recent surge in the price of gold. Our biggest problem was keeping companies on the list, as we saw some of our favourites quickly exceed limits we had set on market cap and price gains since last December. On the other hand, some of these companies were past recommendations and it was very gratifying to see examples such as Cumberland Resources Ltd. (TSE:CBD) and Rubicon Minerals Corporation (TSX:RMX) appreciate more than 300% and 500% respectively from our last reporting in February 2001.

The attributes of the following group of companies include: strong technical management; good projects with active or upcoming work programs; sufficient working capital to meet their work commitments, and; under C$15 million market capitalization. Because their projects are gold oriented, they are also leveraged to gold's price performance. Relative to some of their peers, this group has experienced less price appreciation in recent weeks and months. We believe this is due in part to a lower profile and less investor awareness. In our opinion, this group offers less downside risk should there be a pull back in gold and/or a major market correction.

As to where gold is going, we have no crystal ball. We rely on the precious metal experts who follow trading on an hourly basis, track changes in supply and demand, and speculate on the US dollar, the US equity markets, and global unrest. All of the above (and more) have a fundamental and varying impact on the price of gold. Not surprisingly, we find the expert's opinions cover a very wide range of forecasts.

Nevertheless, in all of the material we have been able to research on the subject, the setting for a strong gold market is compelling. The US dollar and equity markets are not likely to recover soon, and when they do, it is not likely to be rapid. With ongoing tensions in the Middle East and India and Pakistan on the brink of war, gold seems to be renewing its age-old appeal as a safe haven asset and effective insurance policy in times of political instability. There has been a strong investment move into the senior and mid-tier producers over the past several months, and more recently into the higher profile juniors. Much of the buying has been from investment funds, with retail activity just beginning to flourish.

The following group of junior exploration companies are recommended as ***Speculative Buys***. Due to the inherent risk common to all junior exploration and mining companies, ***Speculative Buys are recommended for aggressive investors only***.

Junior Exploration Companies

Eastmain Resources Inc. has numerous properties in Ontario and Quebec with a primary focus on gold and base metals, and in one area, a more recently realized potential for diamondiferous kimberlites. Joint venture partner, Quaterra Resources Inc., is currently drill testing a number of airborne electromagnetic targets for gold and base metal mineralization in northern Quebec. Eastmain also has several volcanic massive sulphide projects in New Brunswick.

We have not reported on Eastmain in the past but have been following the company's progress with interest for several years. Their prime focus in the upcoming field season is to advance the Clearwater project. Eastmain recently entered an option agreement to earn an additional 25% interest (total 75%) in the property from its 50% partner, SOQUEM Inc. The property hosts high-grade gold in quartz veins and has a current resource of 363,000 ounces (open). A C$1.25 million program designed to expand the resource will commence in late June. The project's Quebec location allows for a 57% government rebate in exploration expenditures.

A number of resource funds have taken a position in Eastmain, that together with management make up 36% of the shares issued. The majority of warrants outstanding are "in the money" and if exercised will bring an additional $1.4 million into the company treasury. We feel that with the recent interest returning to the mining sector, Eastmain is a company to strongly consider in any portfolio of serious explorers.

Energold Mining Ltd. was last reported on in February 2001 when trading at $0.14 (report available within the Research Library of the Wolverton website). Since that time the company has continued its focus in the Dominican Republic (DR) and has maintained its 50% interest in Kluane International Drilling Inc., which is now constructing its eighth low impact, highly portable drill rig. The recent surge in exploration activity spurred on by an easing ability to finance is good news for Kluane. Energold's objective is to eventually have revenues generated from the drilling company sustain their working capital.

In the DR, promising developments include the acquisition of the Pueblo Viejo mine by Placer Dome. Pueblo Viejo reportedly contains a geological resource in excess of 20 million ounces of gold and 200 million ounces of silver. Advancement of this deposit after so many years in dormancy is very encouraging for exploration and development in the area. Energold and its 43% held subsidiary IMPACT Minerals have significant land holdings within the belt of rocks that host the Pueblo Viejo deposit. MinMet plc has recently entered option agreements on several of these properties, with expenditure requirements totalling $2.95 million over 2 years.

With only a C$3.3 million market capitalization (including C$1.2 million working capital), and ownership in a profitable drilling company, Energold continues to be one of the most undervalued exploration companies we follow.

Fronteer Development Group Inc. is another new addition to Wolverton's research coverage. Previously instated as a real-estate issuer, the company began making changes to its management and directors a year ago, eventually rounding it out to a group of highly skilled exploration and mining personnel. Subsequent to getting the team in place, Fronteer began an aggressive land acquisition program in the Birch-Uchi greenstone belt of northwestern Ontario, and subsequently optioned off a number of these properties to joint venture partners. The company announced its intention to effect a change of business from real-estate to mining last November. As of this month, Fronteer is now classified as a Tier 2 mining issuer.

The Birch-Uchi belt lies east of, and is both stratigraphically and structurally continuous with the prolific Red Lake belt. Red Lake has produced over 20 million ounces of gold in the last 70 years, and is host to Goldcorp's high-grade Red Lake Mine. Fronteer and others are betting on the Birch-Uchi's much larger size and less explored attributes to offer good potential for discovery. A first pass exploration program conducted last fall has already uncovered a number of prospects that returned high grades in grab samples, and exhibited similar styles of mineralization and alteration to that in the Red Lake district.

In March, Fronteer entered a strategic alliance with AurionGold, Australia's second largest gold producer (formed by the merger of Goldfields Limited and Delta Gold Limited). AurionGold is the current target of a US$1.1 billion takeover bid by Placer Dome Inc. AurionGold has committed

Rimfire Minerals Corporation was last reported on in April 2002. Since then the company has acquired the Adam property located 25-km southwest of the Eskay Creek Mine. Adam reportedly hosts extensive copper-molybdenum and gold soil anomalies overlying a large monzonite intrusion emplaced along a 7-km fault zone. Porphyry-style gold-copper mineralization has been reported in outcrop. Rimfire is currently raising funds for a first pass field program to evaluate the property's potential.

We are maintaining our recommendation of Rimfire as a top-notch generative explorer. The company has successfully maintained its business plan of generating projects with world-class potential and attracting partners to finance their advancement.

TABLE 1. COMPANY SUMMARY

Company	Symbol	Shares (M) ISS'D	F/D	Share Price	Market Cap	52-Wk High	52-Wk Low	Work Cap
Eastmain Resources Inc.	TSE:ER	28.6	34.5	$0.45	$12.9 M	$0.53	$0.10	$2.5 M
Energold Mining Ltd.	TSX:EGD	14.4	16.6	$0.23	$3.3 M	$0.23	$0.10	$1.2 M
First Au Strategies Corp.	TSX:FAV	7.0	11.0	$0.45	$3.2 M	$0.51	$0.17	*$100 K
Fronteer Development	TSX:FRG	13.9	16.3	$0.61	$8.5 M	$0.65	$0.55	$1.6 M
Nevada Pacific Gold Ltd.	TSX:NPG	18.8	23.3	$0.75	$14.1 M	$0.79	$0.20	$1.5 M
Radius Explorations Ltd.	TSX:RDU	17.9	24.5	$0.56	$10.0 M	$1.20	$0.20	$2.0 M
Rimfire Minerals Corp.	TSX:RFM	10.8	15.2	$0.75	$8.1 M	$0.84	$0.35	*$700 K

** Financing in progress.*

Author's Note: Investing in junior mining exploration companies is highly speculative and should only be considered for the high-risk portion of your investment portfolio.



The StockHound Report is provided in electronic PDF format only and distributed via electronic mail. It is also posted in the Research Library section (access by client account) of the Wolverton website.

to a C$500,000 work program in 2002, which should include some drill testing of targets generated. Fronteer's other joint venture partner, Glenhaven Ventures Inc., has a minimum expenditure requirement of C$250,000 this year. That amount may be exceeded to allow for follow-up drilling.

As with the rest of this group of companies, Fronteer Development is a serious junior explorer with excellent technical expertise and a promising project area.

First Au Strategies Corp. was mentioned in last April's report for its optioning of Rimfire Mineral's Thorn property in northern BC. The Thorn is host to high-sulphidation type mineralization and has reported some spectacular copper-gold-silver grades in vein structures. There are 17 known zones on the property, only one of which has been drill tested to date. First Au will spend a minimum C$300,000 on the Thorn this season which will include diamond drilling.

First Au also holds an option to earn 51% in the Casummit Lake property from Wolfden Resources. Casummit is located in the northern part of the Birch-Uchi greenstone belt (see Fronteer) and hosts the Argosy Gold Mine. Argosy produced over 101,875 ounces of gold between 1929 and 1952, at an average grade of 12.7 g/t. According to First Au and Wolfden, high-grade mineralization was intersected below the existing workings (300 m). The company will be mounting a minimum C$250,000 exploration program this summer to test the potential below the 300 m level, and to investigate other known but untested geochemical and geophysical targets on the property.

First Au has yet to gain much of a following since it was reactivated as a Tier II mining issuer last November. With insiders and close associates holding in the order of 80% of the issued shares, trading has been very light. We feel the company has a lot of upside potential with its two key projects, but buying the stock in any significant quantity is admittedly difficult.

Nevada Pacific Gold Ltd. is another company we have followed for several years for its growing portfolio of gold projects in Nevada. Nevada is ranked as the third-largest gold producer in the world behind South Africa and Australia. Work programs are currently active on four of the company's gold projects including three drill programs funded by partners. The two highest profile projects are the Limousine Butte under option to Newmont Mining and the South Carlin under option to Placer Dome.

Limousine Butte lies 45 miles southeast of Newmont's Rain Mine, which is the most southerly of the Carlin Trend mines. Newmont recently commenced a minimum 3500-foot drill program focusing on six new target areas of anomalous gold-arsenic-bismuth-tungsten that lie within a 3.5 square mile area. On the South Carlin project, Placer Dome has commenced 8-10,000 foot drill program to test five identified gold targets

Last February, Nevada Pacific made a significant addition to management with the appointment of Richard Barclay as CEO and Director. Mr. Barclay's past success as founding President and CEO of Eldorado Gold, and co-founder and CFO of Bema Gold, brings a wealth of experience to the already technically and financially proficient company. Nevada Pacific is well positioned to gain from further appreciation in the price of gold and much more so should current drill programs meet with success.

Radius Explorations Ltd. was introduced in a Research Report last month, then trading at $0.45. There is little change to report, other than the option of one of the company's Guatemalan properties to Pillar Resources Inc. Gold Fields is currently drill testing various targets on its joint-ventured properties, with no results released to date. Radius continues to advance its 100%-owned properties to develop drill targets.

We have not changed our view on Radius as being a premier junior explorer, holding a very large land position in an unexplored and promising area of Guatemala.
